Exhibit 10.5

CONFIDENTIAL TREATMENT REQUESTED – REDACTED COPY

LICENSE, DEVELOPMENT, MANUFACTURING & MARKETING AGREEMENT

This LICENSE, DEVELOPMENT, MANUFACTURING & MARKETING AGREEMENT (this “Agreement”) is entered into as of August 23, 2021 (the “Effective Date”) by and between Context Therapeutics LLC, a Delaware limited liability company having its registered offices at 3675 Market Street, Suite 200, Philadelphia, PA 19104 (“Context”), and Tyligand Bioscience (Shanghai) Limited a corporation organized under the laws of China and having offices at 3728 Jinke Lu, Building 1, West Wing, ZhangJiang Hitech Park, Shanghai, China (“Tyligand”). Each of Context and Tyligand is sometimes referred to individually herein as a “Party” and collectively the “Parties”.

RECITALS

WHEREAS, Context is a clinical-stage biopharmaceutical company advancing medicines to treat hormone driven cancers;

WHEREAS, Context’s lead program is onapristone, an investigational Phase 2 drug that, as of the date of the Development Agreement (as defined below) is being developed for progesterone receptor positive (PR+) metastatic breast, ovarian, and endometrial cancers and Context is the exclusive owner, on a worldwide basis, of certain patents and know-how relating to onapristone;

WHEREAS, Tyligand has expertise in chemical process design, optimization and commercialization in the pharmaceutical industry;

WHEREAS, Context has engaged Tyligand to develop an improved process pursuant to the Process Development Agreement executed between the Parties on March 6, 2020 (the “Process Development Agreement”);

WHEREAS, Tyligand is interested in developing and commercializing products based on Onapristone for use in the treatment of disease in the Field and the Territory;

WHEREAS, Context and Tyligand desire to establish a collaboration for the development and commercialization of products in the Territory based on onapristone, and the Parties have agreed, pursuant to Successful Completion (as defined in the Process Development Agreement) to enter into this Agreement for the purpose of granting Tyligand an exclusive license in the Territory under certain patents and know-how on the terms of, and subject to the conditions set forth in this Agreement; and

NOW THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the Parties hereto, intending to be legally bound, hereby agree as follows:

1.    DEFINITIONS

Whenever used in this Agreement with an initial capital letter, the terms defined in this Article I shall have the meanings specified herein.

1.1    “Affiliate” means, with respect to either Party, any Person that directly or indirectly controls, is controlled by, or is under common control with such Party. For purposes of this definition, the term “control” (including, with correlative meaning, the terms “controlled by” or “under common control with”) means (a) for corporate Persons, direct or indirect ownership of more than fifty percent (50%),

Certain identified information has been omitted from this exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed. [***] indicates that information has been omitted.

including ownership by trusts with substantially the same beneficial interests, of the voting and equity rights of such Person or (b) for non-corporate Persons, direct or indirect power to direct the management and policies of such Person. Notwithstanding the foregoing, Tyligand and Context will not be considered Affiliates of each other for purposes of this Agreement.

1.2    “Applicable Laws” means any national, international, federal, state or local laws, treaties, statutes, ordinances, rules and regulations, including any rules, regulations, guidance, guidelines or requirements of any Regulatory Authority, national securities exchanges or securities listing organizations, that are in effect from time to time during the Term and applicable to a particular activity hereunder.

1.3    “Bankruptcy Code” means, as applicable, the U.S. Bankruptcy Code, as amended from time to time, and the rules and regulations and guidelines promulgated thereunder or the bankruptcy laws of any Governmental Authority, as amended from time to time, and the rules and regulations and guidelines promulgated thereunder or any applicable bankruptcy laws of any other country or competent Governmental Authority, as amended from time to time, and the rules and regulations and guidelines promulgated thereunder.

1.4     “Business Day” means any day other than: (a) a Saturday or Sunday; or (b) a bank or other public holiday in New York, NY or Shijiazhuang, China.

1.5    “Calendar Quarter” means the period beginning on the Effective Date and ending on the last day of the calendar quarter in which the Effective Date falls, and thereafter each successive period of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31; provided, that, the final Calendar Quarter shall end on the last day of the Term.

1.6    “Calendar Year” means the period beginning on the Effective Date and ending on December 31 of the calendar year in which the Effective Date falls, and thereafter each successive period of twelve (12) months commencing on January 1 and ending on December 31; provided, that, the final Calendar Year shall end on the last day of the Term.

1.7    “Clinical Trial” means any clinical study of Compound or a Product conducted on human subjects.

1.8    “Commercialization” or “Commercialize” means any and all activities directed to the offering for sale and sale of a Product, including (a) marketing, promoting, detailing, distributing, importing, exporting, selling and offering to sell such Product; (b) order processing, handling of returns and recalls, booking of sales and transporting such Product for commercial sale; (c) interacting with Regulatory Authorities regarding the above; and (d) seeking and obtaining pricing approvals and reimbursement approvals (as applicable) for that Product. When used as a verb, “to Commercialize” and “Commercializing” means to engage in Commercialization and “Commercialized” has a corresponding meaning.

1.9    “Commercially Reasonable Efforts” means, [***].

1.10     “Compound” means onapristone [***], rights in which are owned or otherwise controlled by Context as of the Effective Date and during the Term of this Agreement.

1.11     “Confidential Information” means with respect to each Party, all non-public scientific, technical, trade or business information and Know-How that is (a) disclosed by or on behalf of one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) or to any of the Receiving Party’s employees, consultants or Affiliates pursuant to this Agreement and designated or treated by the Disclosing

Party as confidential, or (b) developed by or on behalf of a Disclosing Party under the terms of the Process Development Agreement or this Agreement (including Data), that is disclosed or provided by or on behalf of such Disclosing Party.

1.12    “Context Know-How” means all Know-How Controlled by Context or any of its Affiliates, licensees (other than Tyligand), or contractors that relate solely and directly to the Compound on the Effective Date and all Know-How which becomes Controlled by Context or any of its Affiliates, licensees (other than Tyligand), or contractors that relate solely and directly to the Compound during the Term of this Agreement.

1.13    “Context Patents” means all Patents that relate solely and directly to the Compound and Product Controlled by Context or any of its Affiliates as of the Effective Date, and all Patents that solely and directly relate to the Compound, Products or improvements thereof that become Controlled by Context or any of its Affiliates or licensees (other than Tyligand) during the Term of this Agreement, which are listed in Schedule 1, as amended and updated from time to time under the terms of this Agreement.

1.14    “Control” or “Controlled” means with respect to any Know-How, Patent Rights, or Data, the possession (whether by ownership or license) by a Party of the right to disclose, and to grant a license or sublicense to, such Know-How, Patent Rights, or Data as provided herein without violating the terms of any agreement or arrangement with, or incurring any payment obligation to, any Third Party.

1.15    “Data” means all results, data, and analyses thereof, generated by or on behalf of Tyligand with respect to any Compound or any Product pursuant to the activities contemplated by this Agreement or otherwise from Tyligand’s use of the Compound and/or Context’s Confidential Information, including but not limited to the conduct of clinical trials.

1.16    “Data Exclusivity” means a period of exclusivity granted by a Regulatory Authority during which no third party may rely on data submitted to a Regulatory Authority by Context, Tyligand or their Affiliates or Sublicensees to obtain market approval of a product that competes with the Product.

1.17    “Debar”, “Debarred” or “Debarment” means (a) being debarred, or being subject to a pending debarment, pursuant to section 306 of the FDCA, 21 U.S.C. § 335a, (b) being listed by any federal and/or state agencies, excluded, debarred, suspended or otherwise made ineligible to participate in federal or state healthcare programs or federal procurement or non-procurement programs (as that term is defined in 42 U.S.C. § 1320a-7b(f), or being subject to any pending process by which any such listing, exclusion, debarment, suspension or other ineligibility could occur, (c) being disqualified by any government or regulatory agency from performing specific services, or being subject to a pending disqualification proceeding, or (d) being convicted of a criminal offense related to the provision of healthcare items or services or being subject to any pending criminal action related to the provision of healthcare items or services.

1.18     “Development” or “Develop” means any and all activities directed to the development of any Compound and any Product, including the conduct of Clinical Trials, the preparation and submission of any INDs, the conduct of regulatory affairs with respect to the foregoing and all other activities related to obtaining or maintaining Marketing Authorizations (including approval of an NDA) for such Product. When used as a verb, “Developing” means to engage in Development and “Developed” has a corresponding meaning.

1.19    “Development Plan” means that plan for the Development of the Compound and Product for use in the Field and in the Territory.

1.20    “Executive Officers” means the President of Context and the President of Tyligand.

1.21    “FDA” means the United States Food and Drug Administration, or any successor agency or authority thereto.

1.22    “Field” means the treatment, palliation or prevention of human disease, including but not limited to, human malignant breast and gynecologic cancers.

1.23     “First Commercial Sale” means, with respect to a Product in the Territory, the first sale or transfer to an end user of such Product in the Territory after Marketing Authorization for such Product has been received in the Territory; provided, that, a First Commercial Sale shall not include: (a) any sale to or between Related Parties of Tyligand if not for end use, (b) any use of a Product in research or Development activities including clinical trials and pre-clinical studies, or (c) the disposal or transfer of such Product for a bona fide charitable purpose, including expanded access, compassionate use or named patient use.

1.24    “Force Majeure” means any occurrence beyond the reasonable control of a Party that (a) prevents or substantially interferes with the performance by such Party of any of its obligations hereunder and (b) occurs by reason of any act of God, flood, fire, explosion, earthquake, casualty or accident, or war, revolution, civil commotion, act of terrorism, blockage or embargo.

1.25    “Generic Product” means a product in a particular country or regulatory jurisdiction that: (a) contains the same active pharmaceutical ingredient(s) as such product utilizing the Compound or is otherwise comparable to such product in dosage form, strength, route of administration, pharmacokinetic profile, quality and performance characteristics and intended use; (b) is approved in reliance, in whole or in part, on a prior approval (or on safety or efficacy data submitted in support of a prior approval) of such product as determined by the applicable regulatory authority in any country or jurisdiction; and (c) is sold in such country or regulatory jurisdiction by a Third Party that is not a sublicensee of Tyligand or an Affiliate of Tyligand, and is not otherwise authorized by Tyligand or its Affiliates or Tyligand sublicensees to sell such product.

1.26    “Governmental Authority” means any multi-national, federal, state, local, municipal, provincial or other governmental authority of any nature (including any governmental division, prefecture, subdivision, department, agency, bureau, branch, office, commission, council, court or other tribunal).

1.27    “IND” means (a) any counterpart of an Investigational New Drug Application, as defined in the United States Federal Food, Drug, and Cosmetic Act, as amended, and the regulations promulgated thereunder, required to initiate testing of any Compound or any Product in humans and (b) all supplements and amendments to any of the foregoing.

1.28    “Improvement” means any and all technical information, discoveries, inventions, developments, modifications, innovations, updates, enhancements, improvements, or rights (whether or not protectable under patent, trademark, copyright, or similar laws) conceived, discovered, invented, developed, created, made, or reduced to practice solely by or on behalf of a Party, or jointly by the Parties, relating to any improvement, invention or discovery concerning the Compound or the Product, including, without limitation, new or improved methods of manufacture, formulas, uses, indications, methods of delivery and dosage forms thereof.

1.29    “Know-How” means all present and future scientific, technical, or commercial information, results and data of any type whatsoever developed or generated in relation to the Compound or the Product in the Field, in any tangible or intangible form, whether patentable or not, including, without limitation, all (i) biological, toxicological, chemical, and biochemical information, (ii) metabolic, non-clinical, pre-clinical, clinical, pharmacological, and pharmacokinetic data, (iii) physico-chemical properties, assays, formulations, quality controls, processes, synthesis processes, manufacturing methods and data, specifications, discoveries, formulae, protocols, practices, reagents, inventions, Improvement, databases (iv) toxicological, clinical and analytical information, trial and stability data, case reports forms, data analyses, reports, studies and procedures, designs for experiments and tests and results of experimentation and testing (including results of research or development), summaries and information contained in submissions to and information from ethical committees, the FDA or other Regulatory Authorities, and manufacturing process and development information, results and data, whether or not patentable, (v) regulatory filing (IND, NDA and updates), meeting minutes and correspondences with regulatory agencies, and (vi) any other information relating thereto.

1.30    “Knowledge” means, with respect to a Party, the actual knowledge of the Executive Officer or any officer of such Party.

1.31     “Manufacture” or “Manufacturing” means all activities related to the conversion of Compounds into finished Product.

1.32    “Marketing Authorization” means, with respect to a Product, the regulatory approval (including the approval by an applicable Governmental Authority in certain countries or territories of the price at which a Product is sold, where such approval is necessary to market such Product), licenses, registrations or authorizations of any national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity, necessary to sell such Product for use in the Field in any country or jurisdiction.

1.33    “Net Sales” means with respect to the Product, the gross amounts invoiced by Tyligand, or its Affiliates or Sublicensees, to Third Party customers for sales or other transfers or disposition of the Product, less the sum of the following (i) through (v):

(i)    customary trade, quantity, and cash discounts or rebates actually allowed on Product;

(ii)    credits or allowances given to customers for rejections or returns of Product or on account of retroactive price reductions affecting such Product;

(iii)    sales taxes, excise taxes, use taxes and import/export duties levied on or measured by the billing amount for Product, as adjusted for rebates and refunds, or other governmental charges, in each case actually due or incurred with respect to the production, importation, use or sale of a Product to third parties;

(iv)    transportation charges, including handling charges and costs of insurance, to the extent that they are included in the price of the Product; and

(v)    Product rebates and Product charge backs including those actually granted to managed care entities and government agencies.

Sales or transfers of Products among Tyligand and its Affiliates would be excluded from the computation of Net Sales if not for end use, and no royalties would be payable on such sales, unless and until such Products are sold to a third party. Further, sales of a Product by Tyligand or its Affiliates that are for compassionate use or on a named patient/named hospital basis shall be excluded from the computation of Net Sales and no payment shall be payable on such sales.

1.34    “New Drug Application” or “NDA” means, with respect to any Product in any country, an application for Marketing Authorization for such Product in such country.

1.35    “NMPA” means China’s National Medical Products Administration, or any successor agency or authority thereto.

1.36    “Patent Costs” means the costs and expenses incurred by a Party (including reasonable external attorneys’ fees) to Prosecute and Maintain any patents or patent applications for which that Party is responsible in accordance with this Agreement.

1.37    “Patent Rights” means the rights and interests in and to any (a) unexpired letters patent (including inventor’s certificates) which have not been held invalid or unenforceable by a court of competent jurisdiction from which no appeal can be taken or has been taken within the required time period, including any substitution, extension, registration, confirmation, reissue, re-examination, renewal or any like filing, and (b) pending applications for letters patent, including any provisional, converted provisional, continued prosecution application, continuation, divisional or continuation-in-part.

1.38     “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity, firm or organization, including a government or political subdivision, department or agency of a government.

1.39    “Product” means any and all pharmaceutical preparations in the Field in finished dosage package forms ready for sale to a Third Party which contain the Compound.

1.40    “Product Trademark” means any trademark or trade name, whether or not registered, or any trademark application or renewal, extension or modification thereof, in the Territory, or any trade dress and packaging, in each case (a) that are applied to or used with any Product by Tyligand, its Affiliates or any of their Sublicenses, and (b) together with all goodwill associated therewith and promotional materials relating thereto.

1.41    “Prosecution and Maintenance” or “Prosecute and Maintain” means, with regard to a patent or patent application, action taking place before a government patent office such as the preparation, filing, prosecution and maintenance of such patent or patent application, as well as re-examinations, reissues, appeals, and requests for patent term adjustments and patent term extensions with respect to such patent or patent application, together with the initiation or defense of interferences, oppositions, inter partes review, re-examinations, post-grant proceedings and other similar proceedings (or other defense proceedings with respect to such patent or patent application. The meaning excludes civil action enforcing a patent against alleged infringement taking place before a court of law.

1.42    “Regulatory Authority” means any national, international, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity with authority over the distribution, importation, exportation, Manufacture, production, use, storage, transport, clinical testing, pricing, sale or reimbursement of any Product in the Field.

1.43    “Regulatory Filing” means (a) any filing comparable to an IND, NDA or abbreviated NDA; (b) all supplements and amendments to any of the foregoing; and (c) all Data and other information contained in, and correspondence relating to, any of the foregoing.

1.44    “Related Party” means Tyligand’s Affiliates and Sublicensees.

1.45    “Royalty Term” means with respect to each Product in the Territory, the period beginning on the date of First Commercial Sale of such Product in the Territory and ending on the latest of (i) the sale of a Generic Product in the Territory, and (ii) fifteen (15) years after the date of the First Commercial Sale of such Product in the Territory.

1.46    “Subcontractor” means a Third Party that a Party has engaged to perform services in connection with such Party fulfilling its obligations and exercising its rights under and pursuant to this Agreement.

1.47    “Sublicensee” means any Third Party to which Tyligand grants a sublicense under Tyligand’s rights under Section 2.1; provided that “Sublicensee” does not include any of Tyligand’s Affiliates or wholesale distributors of Tyligand or its Affiliates who purchase Products from Tyligand or its Affiliates in an arm’s length transaction and who have no other obligation, other than a reporting obligation, to Tyligand or its Affiliates, with respect to any subsequent use or disposition of such Products.

1.48     “Territory” means the People’s Republic of China, including the Hong Kong Special Administrative Region and Macao.

1.49    “Third Party” means a Person other than Tyligand and Context and their respective Affiliates.

1.50    “Third Party Claim” means any and all suits, claims, actions, proceedings or demands brought by a Third Party.

1.51    “Third Party Damages” means all losses, costs, claims, damages, liabilities and expenses asserted by any Third Party against a Party (or the Context Indemnitees or Tyligand Indemnitees, as applicable) under a Third Party Claim (including reasonable attorneys’ fees and other reasonable out-of-pocket costs of litigation in connection with such Third Party Claim).

1.52     “Tyligand Know-How” means all Know-How that relate solely and directly to the Compound which becomes Controlled by Tyligand or its Affiliates, sublicensees or contractors during the Term of this Agreement.

1.53    “Valid Claim” means any claim contained in any Licensed Patent Rights which has not been held unenforceable, unpatentable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through abandonment, reissue, disclaimer or otherwise; or a claim of a patent application.

Additional Definitions. In addition, each of the following definitions shall have the respective meanings set forth in the section of this Agreement indicated below:

Definition	Section
Agreement	Preamble
Bankrupt Party	12.15
Context	Preamble
Context Indemnitees	11.1
Disclosing Party	1.13
Effective Date	Preamble
Indemnified Party	11.3

Definition	Section
Indemnifying Party	11.3
Infringement	8.2.1(a)
Infringement Notice	8.2.1(a)
JDC	3.2.1
JSC	3.3.1
Non-Bankrupt Party	12.15
Non-Breaching Party	9.2.1
Notified Party	9.2.1
Party/Parties	Preamble
Periodic Report	3.5
Receiving Party	1.13
Recovery	8.2.1(c)
Term	9.1
Tyligand	Preamble
Tyligand Indemnitees	11.2

2.	GRANT OF LICENSE; CONSIDERATION

2.1    Grant of License to Tyligand.

2.1.1    Grant of License. Context hereby grants Tyligand an exclusive royalty bearing license, with the right to grant sublicenses, under the Context Patents, the Context Know-How, and the Product Trademark, for the full duration of rights protecting each of the Context Patents, Context Know-How, and Product Trademark, to use and import the Compound in the Field in the Territory, and to make, have made, use, develop, commercialize, sell, offer to sell, and import the Product in the Field in the Territory.

2.1.2    Context Rights in the Territory. Notwithstanding the foregoing in Section 2.1.1 or anything in this Agreement to the contrary, Context retains rights under the Context Patents and the Context Know-How to use, make, have made, Develop, Manufacture, import or otherwise export products (including products incorporating the Compound, Context Patents or the Context Know-How) in the Territory for Commercialization outside the Territory. Tyligand acknowledges and understands that Context retains these rights for such uses as, but not limited to Context Patents and Context Know-How: (i) for pre-clinical and clinical studies in the Territory; and (ii) to manufacture in the Territory the Compound and finished forms of the Product for (a) pre-clinical and clinical studies in the Territory, (b) pre-clinical and clinical studies and sale outside the Territory, and (c) Commercialization outside the Territory.

2.1.3    Right to Sublicense. Tyligand shall have the right to grant sublicenses through multiple tiers under the license granted to it under Section 2.1.1 to (a) any of its Affiliates at its election and on notice to Context but without Context’s written consent, (b) with the prior written consent of Context (which consent shall not be unreasonably withheld or delayed), any Third Party, subject to the execution by each such Third Party of an agreement containing provisions that are consistent with, and comparable in scope to, Articles 7 and 6; provided, that, Tyligand will remain responsible for its obligations under this Agreement and will ensure that each of its Sublicensees complies with all of the relevant provisions of this Agreement as though such Sublicensee were Tyligand. Tyligand shall inform Context of the name, principal office location, as well as the field, territory, and any other details of the license agreement in each instance as requested by Context, in writing at least [***] days before the sublicense is granted. Further, Tyligand shall have the right to engage Third Party contractors to perform any of its research, Development, Manufacturing or Commercialization activities in the Territory, subject to the execution by each such Third

Party contractor of an agreement containing provisions with respect to rights in inventions, confidentiality and assignment of Know-How that are consistent with, and comparable in scope to, Articles 7 and 8 of this Agreement.

2.2    Context Drug Master Files. Context hereby grants to Tyligand a non-exclusive right to access, reference or cross-reference all Context Drug Master Files (as defined in Section 3.1) for any IND and/or Marketing Approval by or for Tyligand in or for the Territory.

3.	DISCLOSURE AND USE OF KNOW-HOW

3.1    Disclosure of Context Know-How. Promptly after the Effective Date of this Agreement, Context shall disclose and deliver to Tyligand, or make available to Tyligand, all of the Context Know-How, and from time to time thereafter during the Term of this Agreement, Context shall reasonably disclose or make available to Tyligand all future Context Know-How. Context may file or cause its contract manufacturer to file a Drug Master File to the FDA or EMA implementing the same system both inside and outside of the Territory on the manufacturing method of Compound (each a “Context Drug Master File”) so that Tyligand, its Affiliates and its sublicensees may refer to the filed Context Drug Master File at the time of submission of IND and/or Marketing Approval by Tyligand, its Affiliates or its sublicensees. Both Parties shall cooperate in preparing the CMC (Chemistry, Manufacturing and Control) part of the IMPD (Investigational Medicinal Product Dossier) that would support a Chinese IND (Investigational New Drug) application by Tyligand.

3.2    Use of Context Know-How. Subject to Section 2, Tyligand shall have the right to use and disclose any and all Context Know-How received from Context pursuant to Sections 3.1 hereof to its Affiliates and/or its sublicensees in the Territory who have a need to know such Context Know-How in order to effectuate the license rights granted in Section 2 and subject to terms and conditions of this Agreement.

3.3    Disclosure and Use of Tyligand Know-How. Tyligand agrees to provide Context, from time to time during the Term of this Agreement, with any and all Tyligand Know-How. Context shall have the right to use and disclose, and Tyligand hereby grants Context and its Affiliates and its licensees (other than Tyligand) a non-exclusive license (with the right to sublicense), the Tyligand Know-How received from Tyligand, or otherwise due to be provided to Context, pursuant to this Section 3.3 outside of the Territory and subject to terms and conditions of this Agreement.

4.	IMPROVEMENT

4.1    Context Improvements. In the event that any Improvement results from the activities undertaken solely by Context, its Affiliates, or licensees pursuant to this Agreement, patentable and non-patentable inventions shall be owned by Context, its Affiliates or licensees. Any Improvement patents shall be included in the definition of Context Patents as defined in Section 1.

4.2    Tyligand Improvements. In the event that any Improvement results from the activities undertaken by Tyligand or its Affiliates or sublicensees pursuant to this Agreement, patentable and non-patentable inventions shall be owned by Tyligand, its Affiliates or sublicensees; Tyligand shall have the right to file, prosecute and maintain patents on all such inventions and patentable Improvements (including such Improvements, the “Tyligand Patents”), both inside and outside the Territory, at its own costs.

4.2.1    Grant Back. Tyligand hereby grants Context an exclusive license, with the right to grant sublicenses, to any Improvement results from the activities undertaken by Tyligand or its Affiliates or sublicensees pursuant to this Agreement, patentable and non-patentable inventions to use, import and export the Compound outside the Territory, and to make, have made, use, develop, commercialize, sell, offer to sell, import and export the Product outside the Territory.

4.2.2    Abandonment. If Tyligand starts to consider abandoning any part of Tyligand’s Patents or electing not to file, prosecute or maintain an Tyligand Patent outside the Territory, it shall notify Context in writing promptly and at least [***] calendar days before such abandon or any deadline applicable to the filing, prosecution or maintenance of such Tyligand Patent, as the case may be, or any other date by which an action must be taken to establish or preserve such Tyligand Patent in such country or possession. Within [***] calendar days after the receipt of such notice from Tyligand, Context shall notify Tyligand whether Context will pursue the filing or the continued prosecution or maintenance of such Tyligand Patent in a country outside the Territory at its costs, under its responsibility and in its name. Tyligand shall (i) file or continue the prosecution or maintenance of such Tyligand Patent in such country at its cost and its name instead of assigning such Tyligand Patent to Context, (ii) immediately assign such Tyligand Patent in such country to Context, or (iii) in the case the immediate assignment is not feasible due to applicable deadline, file or continue the prosecution or maintenance of such Tyligand Patent and then assign such Tyligand Patent in such country to Context, and Context shall reimburse any cost incurred by Tyligand after Context’s notification to Tyligand. The Tyligand Patent assigned to Context shall become a Context Patent and Context shall thereupon be responsible for all costs of filing, prosecution, and maintenance of such new Context Patent for aforesaid country outside the Territory. Tyligand shall provide to Context and/or execute any and all documents necessary to substantiate such assignment. Context shall reimburse Tyligand’s cost incurred for the assignment from the time of the notification made by Tyligand to Context referred to in this Section 4.2.

5.	DEVELOPMENT AND REGULATORY ACTIVITIES; COMMERCIALIZATION

5.1    Development Responsibilities.

5.1.1    Conduct of Development Activities. Subject to Context rights per Section 2.1.2, Tyligand shall have the sole right and responsibility, at its sole cost and expense, for the conduct of all Development activities with respect to any Product for use in the Field in the Territory; provided that Tyligand shall not conduct any Clinical Trial of the Compound or any Product without approval of the Clinical Trial protocol by the Joint Development Committee in a manner consistent with the decision-making process as set forth in Section 5.2 and 5.3. Tyligand shall prepare and submit a proposed Development Plan to the Joint Development Committee prior to initiating any development in the Territory.

5.2    Joint Development Committee.

5.2.1    Establishment. The Parties shall establish the Joint Development Committee (“JDC”) prior to Tyligand initiating any development in the Territory, by which time each Party shall notify the other Party in writing of its initial representatives on the JDC. The JDC shall have and perform the responsibilities set forth in Section 5.2.4. Unless otherwise agreed by the Parties, the term for the JDC shall commence on the Effective Date and continue until the JSC determines to discontinue the JDC as a result of the completion or discontinuance of all Development activities for Products in the Territory by Tyligand.

5.2.2    Membership. Each of Context and Tyligand shall designate in writing an equal (not less than two (2) nor more than three (3)) number of representatives to the JDC. Each Party shall have the right at any time to substitute individuals, on a permanent or temporary basis, for any of its previously designated representatives to the JDC by giving written notice to the other Party. Unless otherwise agreed by the Parties, the chairman of the JDC (the “JDC Chair”) shall be designated by Tyligand.

5.2.3    Meetings.

(a)    Schedule of Meetings; Agenda. The JDC shall establish a schedule of times for regular meetings, taking into account, without limitation, the planning needs of the research activities and the responsibilities of the JDC. Special meetings of the JDC may be convened by any member upon not less than [***] days (or, if such meeting is proposed to be conducted by teleconference, upon not less than [***] days) written notice to the other members; provided that (i) notice of any such special meeting may be waived at any time, either before or after such meeting and (ii) attendance of any member at a special meeting shall constitute a valid waiver of notice from such member. In no event shall the JDC meet less frequently than once every three (3) months. Regular and special meetings of the JDC may be held in person or by teleconference or videoconference; provided that meetings held in person shall be held at the locations mutually agreeable to the JDC members. The JDC Chair shall have the responsibility for preparing and circulating to each JDC member an agenda for each JDC meeting not later than one (1) week prior to such meeting.

(b)    Quorum; Voting; Decisions. At each JDC meeting, the presence in person of at least one (1) member designated by each Party shall constitute a quorum. All decisions of the JDC shall be made by unanimous vote, with each Party’s representatives having collectively one vote. Alternatively, the JDC may act by written consent signed by at least one (1) member designated by each Party. Representatives of each Party or of its Affiliates who are not members of the JDC may attend JDC meetings as non-voting observers. In the event that the JDC is unable to resolve any matter before it, such matter shall be resolved in accordance with Section 5.2.5.

(c)    Minutes. The JDC shall keep minutes of its meetings that record all decisions and all actions recommended or taken in reasonable detail. Drafts of the minutes shall be prepared and circulated to the members of the JDC within a reasonable time after the meeting, not to exceed [***] business days, and the JDC Chair may delegate responsibility for the preparation and circulation of draft minutes. Each member of the JDC shall have the opportunity to provide comments on the draft minutes. Draft minutes shall be approved, disapproved and revised as necessary at the next JDC meeting. Upon approval, final minutes of each meeting shall be circulated to the members of the JDC by the JDC Chair.

(d)    Expenses. The Parties shall each bear all expenses of their respective JDC representatives related to their participation on the JDC and attendance at JDC meetings.

5.2.4    Responsibilities. The JDC shall be responsible for overseeing the conduct and progress of the Development Plan and reporting development activities and results outside the Territory. Without limiting the generality of the foregoing, the JDC shall have the following responsibilities:

(a)    monitoring the progress of the Development Plan and of each Party’s activities thereunder, including, but not limited to, Clinical Supply of Compound and transfer of Finished Product;

(b)    providing a forum for consensual decision making with respect to review of the Development Plan, provided that no modification of the Development Plan will be made without the approval of the JDC or JSC in a manner consistent with the decision-making process as set forth in Section 5.2 and 5.3;

(c)    reviewing and promptly circulating to the Parties Data, reports or other information generated by either Party with respect to work conducted under the Development Plan;

(d)    obtaining, reviewing, and circulating to the Tyligand’s Know-How and information regarding developments, marketing, regulatory approvals, marketing authorizations, and pharmacovigilance relating to the Product in the Territory; and

(e)    making such other decisions as may be delegated to the JDC pursuant to this Agreement or by the JSC or by mutual written agreement of the Parties during the Term.

5.2.5    Dispute Resolution. The JDC members shall use reasonable efforts to reach agreement on any and all matters. In the event that, despite such reasonable efforts, agreement on a particular matter cannot be reached by the JDC within [***] Business Days after the JDC first meets to consider such matter, then the matter shall be referred to the JSC for resolution.

5.3    Joint Steering Committee.

5.3.1    Establishment. The Parties shall establish the Joint Steering Committee (“JSC”) concurrently with the establishment of the JDC, by which time each Party shall notify the other Party in writing of its initial representatives on the JSC. The JSC shall have and perform the responsibilities set forth in Section 3.3.4.

5.3.2    Membership. Each of Context and Tyligand shall designate in writing an equal (not less than two (2) nor more than three (3)) number of representatives to the JSC, who shall be senior level personnel. One (1) representative of Tyligand shall be designated as chairman of the JSC (the “JSC Chair”). Each Party shall have the right at any time to substitute individuals, on a permanent or temporary basis, for any of its previously designated representatives to the JSC by giving written notice to the other Party. An individual may serve as a representative on both the JSC and the JDC.

5.3.3    Meetings.

(a)    Schedule of Meetings; Agenda. The JSC shall establish a schedule of times for regular meetings, taking into account, without limitation, the planning needs of all Development activities and the responsibilities of the JSC. Special meetings of the JSC may be convened by any member upon not less than [***] days (or, if such meeting is proposed to be conducted by teleconference, upon not less than [***] days) written notice to the other members; provided that (i) notice of any such special meeting may be waived at any time, either before or after such meeting and (ii) attendance of any member at a special meeting shall constitute a valid waiver of notice from such member. In no event shall the JSC meet less frequently than once every three (3) months. Regular and special meetings of the JSC may be held in person or by teleconference or videoconference; provided that meetings held in person shall be held at the locations mutually agreeable to the JSC members. The JSC Chair shall have the responsibility for preparing and circulating to each JSC member an agenda for each JSC meeting not later than one (1) week prior to such meeting.

(b)    Quorum; Voting; Decisions. At each JSC meeting, the presence in person of at least one (1) member designated by each Party shall constitute a quorum. All decisions of the JSC shall be made by unanimous vote, with each Party’s representatives having collectively one vote. Alternatively, the JSC may act by written consent signed by at least one (1) member designated by each Party. Representatives of each Party or of its Affiliates who are not members of the JSC (including, without limitation, the Patent Coordinators) may attend JSC meetings as non-voting observers, if agreed to by both Parties.

(c)    Minutes. The JSC shall keep minutes of its meetings that record all decisions and all actions recommended or taken in reasonable detail. Drafts of the minutes shall be prepared and circulated to the members of the JSC within a reasonable time after the meeting, not to exceed [***] Business Days, and the JSC Chair may delegate responsibility for the preparation and circulation of draft minutes. Each member of the JSC shall have the opportunity to provide comments on the draft minutes. Draft minutes shall be approved, disapproved and revised as soon as practicable. Upon approval, final minutes of each meeting shall be circulated to the members of the JSC by the party with responsibility for drafting the minutes.

(d)    Expenses. The Parties shall each bear all expenses of their respective JSC representatives related to their participation on the JSC and attendance at JSC meetings.

5.3.4    Responsibilities. The JSC shall be responsible for overseeing the conduct and progress of Development activities. Without limiting the generality of the foregoing, the JSC shall have the following responsibilities:

(a)    overseeing the activities and performance by the JDC of its responsibilities;

(b)    reviewing Data, reports or other information submitted to it by the JDC from time to time;

(c)    determine whether to terminate the JDC;

(d)    reviewing and approving plans for the Commercialization of Product in the Territory;

(e)    reviewing and discussing Tyligand’s manufacturing and supply of Compound and Product within the Territory;

(f)    sharing marketing and sales information for the Product within the Territory;

(g)    resolving all JDC matters that are in dispute; and

(h)    making such other decisions as may be delegated to the JSC pursuant to this Agreement or by mutual written agreement of the Parties during the Term.

5.3.5    Dispute Resolution. The JSC members shall use reasonable efforts to reach agreement on any and all matters. In the event that, despite such reasonable efforts, agreement on a particular matter cannot be reached by the JSC within [***] Business Days after the JSC first meets to consider such matter or such later date as may be mutually acceptable to the Parties (each such matter, a “Disputed Matter”), then the JSC Chair shall have the right to make the final decision on such Disputed Matter, subject to the terms of this Agreement and the following sentence. Notwithstanding anything in this Agreement to the contrary, in no event shall (1) the JDC or JSC have the right to modify or amend the terms of this Agreement or the Development Plan, to impose any obligation on Context or its Affiliates, or to permit the conduct or modification of a Clinical Trial, without the express written consent of both Parties or (2) the JDC or JSC (even if the JDC is terminated Tyligand) limit the information that Context is to have received under the JDC or JSC. Additionally, Tyligand acknowledges and agrees that it shall not, without the prior written consent of Context, terminate the JDC prior to its First Commercial Sales in the Territory.

5.4    Pharmacovigilance. Prior to Tyligand’s First Commercial Sale of the Product and within [***] days of the Effective Date, the Parties shall meet and agree upon a written pharmacovigilance agreement that defines each of the Parties’ responsibilities for the Product and the process for exchanging adverse event reports and other safety information relating to Product. Tyligand, shall be primarily responsible for adverse event reporting (“ADER”) to Regulatory Authorities in the Territory. Context shall be primarily responsible for ADER to such Regulatory Authorities as Context deems appropriate outside the Territory. Tyligand shall maintain ADER and other product performance monitoring systems for Product in the Territory and Context shall maintain ADER and other product performance monitoring systems for Product outside the Territory. Tyligand or its Third-Party designee shall have primary responsibility for communicating with the end-users in the Territory to support the complaint handling process. Prior to the execution of the pharmacovigilance agreement, each Party shall promptly notify the other Party of any information observed in connection with the Product necessary to enable such Party to comply with its safety reporting obligations to Regulatory Authorities in its respective territory. Context shall maintain the global safety database for Product, which shall include adverse events and other information relating to the safety of the Product. Upon reasonable advanced request by Tyligand, Context shall make data maintained in the global safety database accessible and available to Tyligand in the form in which such data is then-currently maintained by Context.

5.5    Negative Impact on Context. Tyligand will not conduct any Development or Commercialization activities to which Context has expressed a reasonable objection based on a good faith belief that such Development or Commercialization would or reasonably could be expected to have a negative impact on the Development and Commercialization activities of Context or its Affiliates outside the Field or the Territory.

5.6    Reports; Meetings. Tyligand shall provide to Context, not less than once every [***] months during each Calendar Year during the Term, a report (each, a “Periodic Report”) that summarizes the Development and Commercialization activities conducted by or on behalf of Tyligand in the Field in the Territory, including any Data or Inventions generated in the course of such activities, over the prior [***] month period. Without limiting the foregoing, Tyligand shall comply with all requirements of the pharmacovigilance agreement, which shall include promptly reporting to Context all Data relating to the safety of the Compounds and Products generated with respect to any Compound or any Product in the conduct of any Development or Commercialization activities under this Agreement within timeframes consistent with the pharmacovigilance agreement. For avoidance of doubt, as between the Parties, (i) Context shall have the sole right and responsibility, at its sole expense, for collecting, maintaining and reporting all safety information relating to any Compound and any products constituting, incorporating, comprising or containing any Compound used outside the Field or the Territory; and (ii) Tyligand shall have the sole right and responsibility, at its sole expense, for collecting, maintaining and reporting all safety information relating to any Compound and any Products within the Field and the Territory.

5.7    Regulatory Responsibilities. Tyligand shall have the responsibility, at its sole expense, for preparing, submitting, prosecuting and maintaining all Regulatory Filings for the Products in its own name for use in the Field in the Territory. Tyligand shall own the Regulatory Filings in the Territory. Subject to Applicable Laws and other than with respect to Context rights set forth in Section 2.1.2, Tyligand will oversee, monitor and manage all regulatory interactions, communications and filings with, and submissions to, Regulatory Authorities with respect to any Compound and/or any Products in the Field in the Territory. Tyligand shall not knowingly make any statement or claim in any Regulatory Filing that is inconsistent with any claim made by Context in any Regulatory Filing. At least [***] days prior to making any Regulatory Filing, Tyligand shall provide to JDC a draft of such Regulatory Filing for approval thereby consistent with the decision-making process as set forth in Section 5.2 and 5.3. Tyligand will make no change, other than corrections of typographic and other non-substantive matters, to a Regulatory Filing approved by Context without Context approval of such change. Each Party will provide to the other Party a right of reference to all data and information contained in its Regulatory Filings in the Territory solely related to the Product or the Compound.

5.8    Commercialization Responsibilities. Within [***] days after filing of an NDA for each Product, Tyligand shall prepare and deliver to Context a Commercialization plan for such Product, which Commercialization plan shall describe the marketing and promotional efforts, distribution strategy and sales projections for such Product in the same level of detail as Tyligand uses for its internal planning purposes. Tyligand shall be solely responsible, at its sole cost and expense, for the Commercialization of Products in the Field in the Territory, including (a) the conduct of all pre-marketing, marketing, promotion, sales, distribution, import and export activities (including the securing of reimbursement, sales and marketing and any post-marketing trials or databases and post-marketing safety surveillance consistent with the pharmacovigilance agreement); (b) the submission of applications for reimbursement with respect to any Product in any country in the Territory; and (c) the booking of all sales of Products in the Territory. The Periodic Report required under Section 3.5 shall also include a summary report that summarizes the material Commercialization activities conducted by Tyligand and its Related Parties with respect to such Product.

5.9    Diligence. Tyligand and/or its Affiliates shall use Commercially Reasonable Efforts during the Term to Develop and Commercialize Products for use in the Field in the Territory.

5.10    Transshipment. Tyligand, and each of its Affiliates, licensees and sublicensees, will not sell, supply or otherwise provide any Product or Compound to any customer, individual, business or other Third Party which Tyligand knows, or reasonably should know, intends to transfer or otherwise convey such Product or Compound outside of the Territory. Tyligand shall take prompt action against any Third Party to whom it has sold or provided Product or Compound, or to whom it has granted any rights with respect to Product or Compound, directly or indirectly, that Tyligand becomes aware is engaging in the direct or indirect sale or transfer of such Product or Compound for use outside the Territory and use its best efforts to cause such Third Party to cease such activities. Tyligand will use commercially reasonable efforts to enter into written agreements with all Third Parties in which Tyligand or its Affiliates, licensees or sublicensees sell or provide the Product or Compound containing substantially the same restrictions as those in this Section 5.10.

5.11    Compliance. Tyligand shall perform its Development and Commercialization obligations in a good scientific manner and in compliance in all material respects with all Applicable Laws.

5.12    Subcontracting. Subject to the terms of this Agreement, Tyligand shall have the right to engage Affiliates or Subcontractors to perform certain of its obligations under the Development Plan consistent with the Development Plan and the terms of this Agreement and shall provide to Context, upon reasonable request, with a list of any such Affiliates or Subcontractors actually engaged by such Party and a description of the relevant obligations being performed by such Affiliate or Subcontractor. Notwithstanding the preceding, Tyligand shall remain principally responsible and obligated for such activities. In addition, Tyligand shall in all cases retain or obtain Control of any and all intellectual property created by or used with Tyligand’s permission by such Subcontractor directly related to such subcontracted activity, subject to any rights Context may have herein as set forth in this Agreement.

6.	CONSIDERATION

6.1    Payment of Royalties.

6.1.1    Royalty Payment.

(a)    In General. Tyligand shall pay Context a non-refundable, non-creditable royalty at a royalty rate equal to [***] of the Net Sales of each Product in the Territory in each Calendar Quarter commencing with the First Commercial Sale of such Product in the Field in the Territory and ending upon the last day of the Royalty Term for such Product in the Territory.

(b)    Blended Royalty Rates. The Licensed Patent Rights and Licensed Know-How licensed pursuant to this Agreement justify royalty rates of differing amounts with respect to the sales of Products, which rates could be applied separately to Products involving the exercise of such Licensed Patent Rights and/or the incorporation of such Licensed Know-How, and that, if such royalties were calculated separately, royalties relating to Licensed Patent Rights and royalties relating to Licensed Know-How would last for different terms. Notwithstanding the foregoing, the Parties have determined, for reasons of convenience, that blended royalty rates for the Licensed Patent Rights and the Licensed Know-How licensed under this Agreement, as set forth above, will apply during a single Royalty Term.

6.1.2    Other Royalty Provisions. Only one royalty will be due with respect to the same unit of Product. No royalties will be due upon the sale or other transfer among Tyligand and its Related Parties, but in such cases the royalty will be due and calculated upon Tyligand’s or its Related Parties’ Net Sales to the first independent Third Party.

6.1.3    Payment Dates and Reports. Royalty payments shall be made by Tyligand with respect to each Product within [***] days after the end of each Calendar Quarter in which sales of such Product occur, commencing with the Calendar Quarter in which the First Commercial Sale of such Product occurs. Tyligand shall also provide, at the same time each such payment is made, a report showing: (a) the Net Sales of each Product; (b) the total amount of deductions from gross sales to determine Net Sales; and (c) a calculation of the amount of royalty due to Context.

6.1.4    Records; Audit Rights. Tyligand and its Affiliates shall keep and maintain for [***] years from the date of each payment of royalties hereunder complete and accurate records of gross sales and Net Sales by Tyligand and its Related Parties of each Product, in sufficient detail to allow royalties to be accurately determined. Context shall have the right for a period of [***] years after receiving any such royalty payment to appoint an independent certified public accountant reasonably acceptable to Tyligand to audit the relevant records of Tyligand and its Affiliates to verify that the amount of each such payment was correctly determined; provided, that, (i) if requested by Tyligand, Context shall cause the independent certified public accountant to enter into a confidentiality agreement reasonably acceptable to Tyligand and (ii) such independent certified public accountant may only disclose to Context whether the royalties are correct and the details with respect to any discrepancies. Tyligand and its Affiliates shall each make its records available for audit by such independent certified public accountant during regular business hours at such place or places where such records are customarily kept, upon [***] days written notice from Context. Such audit right shall not be exercised by Context more than once in any Calendar Year or more than once with respect to sales of a particular Product in a period previously audited by Context. All records made available for audit shall be deemed to be Confidential Information of Tyligand. The results of each audit, if any, shall be binding on both Parties absent manifest error. In the event there was an underpayment of royalties by Tyligand hereunder, Tyligand shall promptly (but in any event no later than [***] days after Tyligand’s receipt of the report so concluding) make payment to Context of any shortfall. Context shall bear the full cost of such audit unless such audit discloses an underpayment by Tyligand of [***] or more of the aggregate amount of royalties payable in any Calendar Year, in which case Tyligand shall reimburse Context for the reasonable costs of the certified public accountant who conducted the audit in connection with such audit. In the event such accounting determines that Tyligand paid Context more than the amount properly due in respect of any Calendar Quarter, then any excess payments made by Tyligand will be credited against future amounts due to Context from Tyligand, or if no such future amounts are reasonably expected to be due to Context from Tyligand, then Context will reimburse Tyligand for any overpayment by Tyligand.

6.1.5    Overdue Payments. All undisputed royalty payments not made within the time period set forth in Section 6.1.3 shall bear interest at the rate of [***] per month until paid in full or, if less, the maximum interest rate permitted by Applicable Laws. Any such overdue royalty payment shall, when made, be accompanied by, and credited first to, all interest so accrued.

6.1.6    Payments in United States Dollars. All payments made by Tyligand under this Article 6 shall be made by wire transfer in United States Dollars in accordance with wire transfer instructions provided to Tyligand in writing from time to time by Context. In the case of sales of Products by Tyligand and its Related Parties in currency other that United States Dollars, the rate of exchange to be used in computing the amount of currency equivalent in United States dollars due will be made at the rate of exchange calculated using the rate of exchange for a given Calendar Quarter published in the East Coast Edition of the Wall Street Journal on the last day of the applicable Calendar Quarter. If, by reason of Applicable Laws or regulations in any country, it becomes impossible or illegal for a Party to transfer, or have transferred on its behalf, royalties or other payments to the receiving Party, payments will be made in the country in local currency by deposit in a local bank designated by the receiving Party.

6.1.7    Tax Withholding. All payments to be made under this Agreement shall be made without any deduction or set-off and free and clear of and without deduction for or on account of any taxes, levies, imports, duties, charges, fees and withholdings of any nature now or hereafter imposed by any governmental, fiscal or other authority except as required by Applicable Laws. If Applicable Laws require the withholding of income or other taxes imposed upon any payments made by Tyligand to Context under this Agreement, Tyligand shall (a) make such withholding payments as may be required, (b) submit appropriate proof of payment of the withholding taxes to Context within a reasonable period of time, and (c) promptly provide Context with all official receipts with respect thereto. This provision is not intended to and does not modify the calculation of Net Sales; to the extent there is any inconsistency, the definition for calculation of Net Sales under this Agreement shall control.

7.	TREATMENT OF CONFIDENTIAL INFORMATION; PUBLICITY

7.1    Confidentiality.

7.1.1    Confidentiality Obligations. Each of Context and Tyligand, as a Receiving Party, hereby recognizes that the Confidential Information of the other Party, as a Disclosing Party, constitutes highly valuable assets of such Disclosing Party. Each of Context and Tyligand, as a Receiving Party, hereby agrees that (a) subject to Sections 7.1.2 and 7.1.3, during the Term and for an additional [***] years after termination or expiration of this Agreement, it will not disclose, and will cause its Affiliates not to disclose, any Confidential Information of the Disclosing Party, and (b) it will not use, and will cause its Affiliates not to use, any Confidential Information of the Disclosing Party, except as expressly permitted in this Agreement.

7.1.2    Permitted Disclosures.

(a)    Disclosure. Subject to Section 7.1.2(b), each of Context and Tyligand hereby agrees, as a Disclosing Party, that the other Party, as a Receiving Party, may disclose the Confidential Information of the Disclosing Party: (i) to any Affiliate, employee, consultant, contractor, subcontractor, agent or other Third Party in order to enable such Receiving Party to exercise its rights, or to carry out its responsibilities, under this Agreement; (ii) on a need-to-know basis to such Receiving Party’s professional, legal and financial advisors; (iii) as reasonably necessary in connection with an actual or potential (A) permitted sublicense of such Receiving Party’s rights hereunder, (B) debt, equity or royalty-based financing of such Receiving Party, or (C) merger, acquisition, consolidation, share exchange or other similar transaction involving such Receiving Party and any Third Party; (iv) as reasonably necessary to file, prosecute or maintain Patent Rights, or to file, prosecute or defend litigation related to Patent Rights, in accordance with this Agreement; or (v) as required by Applicable Laws; provided, that, in the case of any disclosure under this subsection (v), the Receiving Party shall (1) if practicable, provide the Disclosing Party with reasonable advance notice of and an opportunity to comment on any such required disclosure and (2) if requested by the Disclosing Party, cooperate in all reasonable respects with the Disclosing Party’s efforts to obtain confidential treatment or a protective order with respect to any such disclosure, at the Disclosing Party’s expense. In addition, Context shall have the right to (Y) use Data owned by Tyligand that relates to the safety of Compounds and Products in Context’s development efforts relating to Compounds outside the Territory subject to the confidentiality obligations of this Article 7, and (Z) disclose all such safety-related Data to any Regulatory Authority solely to the extent necessary for such development efforts as long as, in doing so, Context obtains confidential treatment for such Data to the fullest extent such confidential treatment is available under Applicable Laws.

(b)    Covenants of Receiving Party. Each of Context and Tyligand hereby covenants and agrees, as a Receiving Party, that any Person who is granted access by such Receiving Party to Confidential Information of the Disclosing Party will, prior to having such access, be bound by written obligations of confidentiality substantially similar to the obligations set forth in this Section 7.1. Each Receiving Party will be liable to the other for any disclosure or misuse by such Persons of Confidential Information of the Disclosing Party.

7.1.3    Exceptions. Receiving Party’s obligations of non-disclosure and non-use under this Agreement will not apply to any portion of Disclosing Party’s Confidential Information that Receiving Party can demonstrate, by competent proof:

(a)    is generally known to the public at the time of disclosure or becomes generally known through no wrongful act on the part of Receiving Party;

(b)    is in Receiving Party’s possession at the time of disclosure other than as a result of Receiving Party’s or a Third Party’s breach of any legal obligation;

(c)    becomes known to Receiving Party on a non-confidential basis through disclosure by sources other than by or on behalf of the Disclosing Party having the legal right to disclose such Confidential Information; or

(d)    is independently developed by Receiving Party without reference to or reliance upon Disclosing Party’s Confidential Information.

7.2    Publicity. Except as required by Applicable Laws or the rules of any stock exchange or listing entity (a) each Party agrees not to issue any press release or other public statement, whether oral or written, disclosing the existence of this Agreement, the terms hereof or any information relating to this Agreement without the prior written consent of the other Party and (b) neither Party shall use the name, insignia, symbol, trademark, trade name or logotype of the other Party or its Affiliates in any publication, press release, promotional material or other form of publicity without the prior written consent of the other Party, which shall not be unreasonably withheld or delayed. Once any written statement is approved for public disclosure by both Parties, either Party may make subsequent public disclosure of the contents of such statement without the further approval of the other Party.

8.	FILING, PROSECUTION AND MAINTENANCE OF PATENT RIGHTS

8.1    Patent Filing, Prosecution and Maintenance.

8.1.1    Context Prosecution Rights. Subject to the remainder of this Section 8.1, Context, acting through patent counsel or agents of its choice, shall be solely responsible for the Prosecution and Maintenance of the Context Patents and Context Improvements. Tyligand shall cooperate with and assist Context in all reasonable respects in connection with the Prosecution and Maintenance by Context of such Context Patents and Context Improvements.

8.1.2    Tyligand Prosecution Rights. Subject to the remainder of this Section 8.1, Tyligand acting through patent counsel or agents of its choice, shall be solely responsible for the Prosecution and Maintenance of Tyligand Patents and Tyligand Improvements. Context shall cooperate with and assist Tyligand in all reasonable respects, in connection with Tyligand’s Prosecution and Maintenance of such Tyligand Patents and Tyligand Improvements. All Patent Costs incurred by Tyligand in connection with the preparation, filing, prosecution and maintenance of such Improvements shall be the sole responsibility of Tyligand.

8.1.3    Information and Cooperation.

(a)    Context Patents. Context shall use commercially reasonable efforts to (i) promptly provide Tyligand with copies of all material submissions and correspondence with the applicable patent offices with respect to its Prosecution and Maintenance of the Context Patents and Context Improvements in the Field in the Territory, in sufficient time, not to exceed [***] business days, to allow for review and comment by Tyligand and (ii) provide Tyligand and its patent counsel with an opportunity to consult with Context during such period regarding any amendment, submission or response with respect to such Context Patents and Context Improvements in the Field in the Territory. The advice and suggestions of Tyligand and its patent counsel shall be taken into consideration in good faith by Context in connection with such Prosecution and Maintenance.

(b)    Context Decision Not to Prosecute and Maintain. If Context decides to cease the Prosecution and Maintenance, or to allow to lapse, any Context Patents that are applicable to the Field in the Territory or decides not to take any other action with respect to such Context Patents and Context Improvements in the Territory that is necessary or useful to establish or preserve rights to Context Patents and Context Improvements in the Field in the Territory, Context shall inform Tyligand of such decision promptly and, in any event, early enough to provide Tyligand a reasonable amount of time to meet any applicable deadline to establish or preserve such Context Patents and Context Improvements. Upon receipt of each such notice by Context, Tyligand shall have the right, but not the obligation, to assume responsibility for continuing the Prosecution and Maintenance of such Context Patents and Context Improvements in Context’s name in the Field and in the Territory at Tyligand’s sole cost and expense, through patent counsel or agents of its choice and, to the extent that Tyligand assumes such responsibility, Context shall promptly and, in any event, early enough to provide Tyligand a reasonable amount of time to meet any applicable deadline to establish or preserve Context Patents and Context Improvements in the

Territory and deliver to Tyligand copies of all necessary files related to any Context Patents and Context Improvements with respect to which responsibility has been transferred and shall take all actions and execute all documents reasonably necessary for Tyligand to assume such Prosecution and Maintenance activities.

(c)    Tyligand Patent Rights. Tyligand shall (i) promptly provide Context with copies of all material submissions and correspondence with the applicable patent offices with respect to its Prosecution and Maintenance of Tyligand Improvements or for which it undertakes Prosecution and Maintenance under the terms of this Agreement in sufficient time to allow for review and comment by Context and (ii) provide Context or its patent counsel with an opportunity to consult with Tyligand and its patent counsel regarding amendment, submission or response with respect to its Prosecution and Maintenance of Tyligand Improvements. The advice and suggestions of Context and its patent counsel shall be taken into consideration in good faith by Tyligand and its patent counsel in connection with such Prosecution and Maintenance.

(d)    Tyligand Decision Not to Prosecute and Maintain. If Tyligand decides to cease the Prosecution and Maintenance, or to allow to lapse, any Context Patents or Tyligand Improvements directly related to the Product in in the Territory or decides not to take any other action with respect to Context Patents or Tyligand Improvements that is necessary or useful to establish or preserve rights to such Context Patents or Tyligand Improvements, Tyligand shall inform Context of such decision promptly and, in any event, early enough to provide Context a reasonable amount of time to meet any applicable deadline to establish or preserve the Context Patents or Tyligand Improvements. Upon receipt of each such notice by Tyligand, Context shall have the right, but not the obligation, to assume responsibility for continuing the Prosecution and Maintenance of Context Patents or Tyligand Improvements at Context’s sole cost and expense, through patent counsel or agents of its choice and, to the extent that Context assumes such responsibility, Tyligand shall promptly and, in any event, early enough to provide Context a reasonable amount of time to meet any applicable deadline to establish or preserve Context Patents or Tyligand Improvements in the Territory, assign such Context Patents or Tyligand Improvements to Context and deliver to Context copies of all necessary files related to Context Patents or Tyligand Improvements with respect to which responsibility has been transferred and shall take all actions and execute all documents reasonably necessary for Context to assume such Prosecution and Maintenance activities.

8.2	Enforcement and Defense.

8.2.1    Third Party Infringement.

(a)    Notice. If either Party becomes aware of any suspected infringement or misappropriation of any Licensed Patent Rights, Licensed Know-How or Patent Rights claiming an Invention by a Third Party (each, an “Infringement”), that Party shall promptly notify the other Party and provide it with all details of such Infringement of which it is aware (each, an “Infringement Notice”).

(b)    Patent Rights. Context has the sole right, but not the obligation, to initiate an appropriate suit anywhere in the world against any Third Party who at any time is suspected of an Infringement of the Context Patents, and will control any such action. If Context opts not to initiate suit or otherwise act to abate such Infringement within [***] days of notice thereof and such lack of action adversely impacts Tyligand’s rights in the Territory under this Agreement, Tyligand shall have the right, but not the obligation, to initiate an appropriate suit in the Territory against any Third Party who at any time is suspected of an Infringement of the Context Patents, and will control any such action. Tyligand has the sole right, but not the obligation, to initiate an appropriate suit anywhere in the world against any Third Party who at any time is suspected of an Infringement of the Patent Rights claiming Tyligand Inventions other than Context Patents, and will control any such action. If necessary in any action brought pursuant to this Section 7.2, the Party not controlling such action agrees to be joined as a party plaintiff and to give reasonable assistance and any needed authority to control, file and to prosecute such action. Neither Party may enter into any settlement under this Section 8.2.1 that adversely affects the other Party’s rights or interests without such other Party’s written consent, which consent will not be unreasonably withheld.

(c)    Allocation of Recoveries. Any settlements, damages or monetary awards (“Recovery”) recovered by either Party pursuant to any action under this Section 7.2 shall be allocated as follows:

(i)    in all cases, to reimburse each Party for all reasonable expenses of the suit, including reasonable attorneys’ fees and disbursements, court costs and other litigation expenses;

(ii)    to the extent the Recovery relates to lost sales of a Product in the Territory, any remaining amounts will be treated as if they were Net Sales of Tyligand, with Context receiving a royalty on such remaining amount pursuant to the terms of Section 6.1, and the balance being retained by Tyligand; and

(iii)    the Parties will divide any other recovery in the Territory, with [***] being retained by the Party bringing the action and [***] paid to the other Party, or if the Parties jointly bring such action, shared equally.

8.2.2    Defense of Claims. If any action, suit or proceeding is brought against either Party or any Affiliate, licensee or sublicensee of either Party alleging the infringement of the Know-How or Patent Rights of a Third Party by reason of the research, Development or Commercialization of any Compound or any Product in the Field in the Territory, (a) such Party shall notify the other Party within [***] Business Days of the earlier of receipt of service of process in such action, suit or proceeding, or the date such Party becomes aware that such action, suit or proceeding has been instituted and (b) the Parties shall meet as soon as possible to discuss the overall strategy for defense of such matter. Each Party will be responsible for its fees, cost, and expenses of defending the Third Party claim.

8.2.3    Other Infringement Resolutions. In the event of a dispute or potential dispute of the types described in Sections 8.2.1 or 8.2.2 that has not ripened into a demand, claim or suit of the types described in Sections 8.2.1 or 8.2.2, the same principles governing control of the resolution of the dispute, consent to settlement of the dispute, and implementation of the settlement of the dispute (including the sharing in and allocating the payment or receipt of damages, license fees, royalties and other compensation) will apply.

8.3    Patent Marking. Tyligand agrees to comply with the patent marking statutes in each jurisdiction in which a Product containing a Compound is sold by Tyligand or its Related Parties.

8.4    Product Trademark. Tyligand shall be responsible for the filing, prosecution, defense and maintenance before all trademark offices in the Territory of the Product Trademarks, and shall be solely responsible for all expenses incurred in connection therewith. Tyligand shall not use all or any part of the name, or any mark confusingly similar to any trademark used by Context or its Affiliates, on any Product except as allowed herein. Context will allow the use as needed to comply with legal requirements. Tyligand shall have the sole right to choose trademarks used in the Territory related to the Product.

9.	TERM AND TERMINATION

9.1    Term. This Agreement shall commence on the Effective Date and shall continue in full force and effect, unless otherwise terminated pursuant to Section 9.2, until the expiration of the Royalty

Term (the “Term”). Upon the expiration (but not the earlier termination of this Agreement under Section 9.2) of this Agreement, the rights granted Tyligand under Section 2.1.1 shall become fully-paid, irrevocable and perpetual and rights granted under Section 4 remain in perpetuity.

9.2    Termination. This Agreement may be terminated by either Party as follows:

9.2.1    Termination for Material Breach. If either Party believes that the other Party is in material breach of this Agreement, then the Party holding such belief (the “Non-Breaching Party”) may deliver notice of such breach to the other Party (the “Notified Party”). The Notified Party will have [***] to either cure such breach, or, if cure of such breach cannot reasonably be effected within such [***] day period, to deliver to the Non-Breaching Party a plan reasonably calculated to cure such breach within a timeframe that is reasonably prompt in light of the circumstances then prevailing. Following delivery of such a plan, the Notified Party will diligently carry out the plan to cure the breach. Notwithstanding the foregoing, the period of time for cure of any breach comprising a failure to pay any amount of money due hereunder shall be [***] Business Days. If the Notified Party fails to cure a material breach of this Agreement as provided above, then the Non-Breaching Party may terminate this Agreement upon written notice to the Notified Party. If there is a good faith dispute as to the existence or cure of a breach or default pursuant to this Section 9.2.1, all applicable cure periods will be tolled during the existence of such good faith dispute and no termination for a breach that is disputed in good faith will become effective until such dispute is resolved and the Party which seeks to dispute that there has been a material breach may contest the allegation in accordance with Section 11.1.

9.2.2    Termination for Insolvency. Either Party shall have the right to terminate this Agreement in its entirety upon immediate written notice if the other Party (a) applies for or consents to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all of a substantial part of its property, (b) makes a general assignment for the benefit of its creditors, (c) commences a voluntary case under the Bankruptcy Code of any country, (d) files a petition seeking to take advantage of any Applicable Laws relating to bankruptcy, insolvency, reorganization, winding-up, or composition or readjustment of debts, (e) fails to controvert in a timely and appropriate manner, or acquiesces in writing to, any petition filed against it in any involuntary case under the Bankruptcy Code of any country, (f) takes any corporate action for the purpose of effecting any of the foregoing, (g) has a proceeding or case commenced against it in any court of competent jurisdiction, seeking (i) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of all or any substantial part of its assets, or (iii) similar relief under the Bankruptcy Code of any country, and an order, judgment or decree approving any of the foregoing is entered and continues unstayed for a period of [***] days, or (h) has an order for relief against it entered in an involuntary case under the Bankruptcy Code of any country and, in any of (a) through (h) above, the application, assignment, commencement, filing, or corporate action continues unstayed for, and/or is not otherwise discharged or withdrawn on or before the expiration of, a period of [***] days.

9.2.3    Termination for Failure to Develop or Commercialize Product. Context may terminate this Agreement on written notice to Tyligand if (i) due to reasons attributable to Tyligand, Tyligand fails to file and receive acceptance of an IND for a Product in the People’s Republic of China within [***] years of the Effective Date, (ii) Tyligand is unable to obtain Marketing Authorization for any Product in the Territory within [***] years of the Effective Date; or (iii) Tyligand has abandoned its efforts to obtain Marketing Authorization or has received major deficiencies from the Regulatory Authority that Tyligand cannot overcome in the reasonable discretion of Context; or (iv) Tyligand fails to use Commercially Reasonable Efforts to Commercialize a Product.

9.2.4    Termination by Tyligand. Tyligand may terminate this Agreement on written notice to Context if Tyligand or Context experiences an irreversible technical or clinical failure relating to a Product, receives a major deficiency letter with respect to a Product from a regulatory authority or otherwise determines, in its sole discretion, that the Product is not commercially viable in the Territory.

9.3    Consequences of Termination of Agreement.

9.3.1    Termination by Tyligand under Section 9.2.1 or Section 9.2.2. If this Agreement is terminated by Tyligand pursuant to Section 9.2.1 or Section 9.2.2:

(a)    the rights and obligations (modified as provided below) of Tyligand under this Agreement shall continue following the effective date of termination, including the licenses and rights granted by Context to Tyligand pursuant to Section 2.1 with respect to any Compound and any Products;

(b)    the payment obligations of Article 4 shall be terminated; and

(c)    the licenses and rights granted by Tyligand to Context pursuant to Section 4.2.1 with respect to any Tyligand Improvements shall immediately terminate in the Territory as of the effective date of termination.

9.3.2    Termination by Context under Section 9.2.1, Section 9.2.2 or Section 9.2.3 or by Tyligand under Section 9.2.4. If this Agreement is terminated by Context pursuant to Section 9.2.1, Section 9.2.2 or Section 9.2.3, or by Tyligand under Section 9.2.4:

(a)    all licenses and rights granted by Context to Tyligand pursuant to this Agreement, including the licenses and rights granted to Tyligand under Section 2.1 with respect to any Compound and any Products shall terminate as of the effective date of termination; provided that, Tyligand will have the right to sell off over the [***] months immediately following such termination any quantities of Products then in its inventory or on order from any supplier for which royalties on Net Sales to Context shall still be due. Notwithstanding the foregoing, during the pendency of any good faith dispute over the right of Context to terminate this Agreement, Tyligand shall retain all rights under this Agreement, including, but not limited to, all license rights granted under this Agreement;

(b)    the rights of Context under this Agreement shall continue in perpetuity following the effective date of termination solely related to the licenses and rights granted by Tyligand to Context pursuant to Section 4 with respect to Tyligand Improvements, Know-How, and Data; and

(c)    Tyligand will assign on such termination, and only on such termination does hereby assign, to Context all of Tyligand’s right, title and interest in any Data, Compound Specific Technology, Regulatory Filings, Marketing Authorizations and Product Trademarks. Notwithstanding the foregoing, during the pendency of any good faith dispute, Tyligand shall retain all rights under this Agreement and shall make no assignment hereunder.

9.3.3    Any Termination. In addition, to the provisions of Section 9.3.1 or Section 9.3.2, as applicable, upon any termination of this Agreement:

(a)    each Party shall promptly return all Confidential Information of the other Party that is not subject to a continuing license under this Agreement or reasonably necessary or useful for the exercise of rights under any such license; provided, that, each Party may retain one copy of the Confidential Information of the other Party in its archives solely for the purpose of establishing the contents thereof and ensuring and allowing compliance with its obligations hereunder;

(b)    in the event that the license granted to a Party under this Agreement is terminated, any sublicenses granted by such Party will remain in full force and effect; provided that, (i) the applicable Sublicensee (or, if Context’s license is terminated, sublicensee) is not then in breach of its sublicense agreement, (ii) the license granted to such Sublicensee will be limited to the scope and terms of the license granted hereunder, and (iii) the applicable Sublicensee or sublicensee agrees to be bound directly to Tyligand or Context, as applicable, as a licensor under the terms and conditions of the sublicense agreement provided no additional obligations shall be placed on Context in any such instance.

9.4    Surviving Provisions. The following provisions will survive any expiration or termination of this Agreement for the period of time specified in such provision, or if not specified, then they will survive indefinitely: Articles 1, 7, 8, 11 and 12 and Sections 5.7, 6.1.3 (final royalty report only), 6.1.4, 9.3 and 9.4. In addition, (a) the remainder of Article 2.2 and Article 6 will also survive any termination of this Agreement by Tyligand under Section 9.2.1 or Section 9.2.2, and (b) Section 2.2 will also survive any termination of this Agreement by Context under Section 9.2.1, Section 9.2.2 or 9.2.3 or by Tyligand under Section 9.2.4. Sections 8.1 and 8.2 shall be deemed to survive for purposes of any Patent Rights which remain licensed following termination. Termination of this Agreement will not relieve the Parties of any liability which accrued under this Agreement prior to the effective date of such termination nor preclude either Party from pursuing all rights and remedies it may have under this Agreement or at law or in equity with respect to any breach of this Agreement. The remedies provided in this Article 9 are not exclusive of any other remedies a Party may have in law or equity.

10.	REPRESENTATIONS AND WARRANTIES

10.1    Mutual Representations and Warranties. Context and Tyligand each represents and warrants to the other, as of the Effective Date, as follows:

10.1.1    Organization. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has all requisite power and authority, corporate or otherwise, to execute, deliver and perform this Agreement.

10.1.2    Authorization. The execution and delivery of this Agreement and the performance by it of the transactions contemplated hereby have been duly authorized by all necessary corporate or company action and will not violate (a) such Party’s certificate of incorporation or bylaws (or equivalent organizational documents), (b) any agreement, instrument or contractual obligation to which such Party is bound in any material respect, (c) to such Party’s Knowledge, any requirement of any Applicable Laws, or (d) any order, writ, judgment, injunction, decree, determination or award of any court or governmental agency presently in effect applicable to such Party.

10.1.3    Binding Agreement. This Agreement is a legal, valid and binding obligation of such Party, enforceable against it in accordance with its terms and conditions, subject to bankruptcy, insolvency, reorganization, arrangement, winding-up, moratorium, and similar laws of general application affecting the enforcement of creditors’ rights generally, and subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief or specific performance, is in the discretion of the court.

10.1.4    No Inconsistent Obligation. It is not under any obligation, contractual or otherwise, to any Person that conflicts with the terms of this Agreement or that would impede the diligent and complete fulfillment of its obligations hereunder.

10.1.5    No Debarment. Neither it nor any of its Affiliates has been Debarred and, in the course of its research, development or manufacture of products, such Party, its Affiliates, their respective officers, and any Person engaged by such Party or its Affiliates, have not used, and during the Term will not use in performing any activities pursuant to this Agreement, any person or entity who is or has been Debarred by the FDA or equivalent Regulatory Authorities or who, to the Knowledge of such Party, its Affiliates or any such Person engaged by such Party or its Affiliates, is the subject of Debarment proceedings by the FDA or equivalent Regulatory Authorities. Each Party agrees to notify the other Party in writing immediately if the notifying Party or its Affiliates, or any of their respective officers, or any person or entity used by such Party or its Affiliates under this Agreement, is subject to any of the foregoing, or if any action, suit, claim, investigation, or proceeding relating to the foregoing is pending, or to the best Knowledge of such Party, its Affiliates or any such Person engaged by such Party or its Affiliates, is threatened.

10.2    Additional Representations of Context. Context further represents and warrants to Tyligand, as of the Effective Date, as follows:

10.2.1    Licensed Patent Rights. Schedule 1 sets forth a complete and accurate list of all licensed Patent Rights as of the Effective Date.

10.2.2    No Litigation. There is no claim, action, suit, proceeding, complaint or investigation pending or, to Context’s Knowledge, currently threatened against Context or any of its Affiliates with respect to any of the Licensed Patent Rights or Licensed Know-How, including any such claim, action, suit, proceeding, complaint or investigation (a) asserting the invalidity, misuse, unregisterability or unenforceability of any of the Licensed Patent Rights or (b) challenging Context’s Control of the Licensed Patent Rights or Licensed Know-How or making any adverse claim of ownership of the Licensed Patent Rights or Licensed Know-How.

10.2.3    No Third-Party Infringement. To Context’s Knowledge, no Person is infringing or threatening to infringe or misappropriating or threatening to misappropriate any of the Context Patents or Context Know-How.

10.2.4    All Intellectual Property. The Context Patents and Context Know-How constitutes all of the intellectual property rights Controlled by Context that would, but for the rights granted to Tyligand pursuant to this Agreement, be infringed or misappropriated by the exercise by Tyligand of its rights under this Agreement.

10.2.5    Existence, Validity and Ownership. (a) The Context Patent Rights exist and are not, to Context’s Knowledge, invalid or unenforceable, in whole or in part, (b) Context is the sole and exclusive owner, or a licensee in good standing, of all right, title and interest in and to the Context Patents and the Context Know-How, and (c) the Context Patents and the Context Know-How are free and clear of any liens, charges and encumbrances. As of the Effective Date, Context has no Knowledge of any claim made against it (x) asserting the invalidity, misuse, unregisterability or unenforceability of any of the Context Patents or (y) challenging Context’s Control of the Context Patents or the Context Know-How or making any adverse claim of ownership of the Context Patents or the Context Know-How.

10.2.6    Non-Infringement of Third Party Rights. (a) Context has no Knowledge of any Patent Rights (other than the Licensed Patent Rights) that may be infringed by the Manufacture, use or sale of Compounds, (b) no claim of infringement of the Patent Rights of any Third Party has been made nor, to Context’s Knowledge, threatened against Context or any of its Affiliates with respect to the Development,

Manufacture, sale or use of any Compound, and (c) there are no other claims, judgments or settlements against or owed by Context or to which Context is a party or pending or threatened claims or litigation, in either case relating to any Compound. Neither Context nor any of its Affiliates or their respective current or former employees has misappropriated any of the Licensed Know-How from any Third Party, and Context has no Knowledge of any claim by a Third Party that such misappropriation has occurred.

10.2.7    Serious Adverse Events. To Context’s and its Affiliates, officers, and executives’ knowledge, all serious adverse events related to the Compound and products containing Compound are listed on Schedule 2.

10.3    Warranty Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY WARRANTY WITH RESPECT TO ANY KNOW-HOW, RIGHTS OR OTHER SUBJECT MATTER OF THIS AGREEMENT AND EACH PARTY HEREBY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT.

11.	INDEMNIFICATION; INSURANCE

11.1    Indemnification of Context by Tyligand. Tyligand shall indemnify, defend and hold harmless Context, its Affiliates, their respective directors, officers, employees and agents, and their respective successors, heirs and assigns (collectively, the “Context Indemnitees”), from and against any and all Third Party Damages to the extent arising out of or resulting from any Third Party Claim that is attributable to (a) the Development, Manufacture and/or Commercialization of any Compound and/or any Product in the Field by Tyligand or any of its Affiliates or Sublicensees; (b) any material breach of this Agreement by any Tyligand Indemnitee; or (c) the gross negligence or willful misconduct of any Tyligand Indemnitee in the conduct of the Development, Manufacture and/or Commercialization of any Compound and/or any Product in the Field and in the Territory by Tyligand except, in each case, to the extent any such Third Party Damages arise from matters for which Context has an obligation to indemnify Tyligand Indemnitees pursuant to Section 11.2, as to which Third Party Damages each Party shall indemnify the other to the extent of their respective liability for such Third Party Damages.

11.2    Indemnification of Tyligand by Context. Context shall indemnify, defend and hold harmless Tyligand, its Affiliates, their respective directors, officers, employees, shareholders, and agents, and their respective successors, heirs and assigns (collectively, the “Tyligand Indemnitees”), from and against any and all Third Party Damages to the extent arising out of or resulting from any Third Party Claim that is attributable (a) the research, Development and/or Commercialization of any Compound and/or any product that constitutes, incorporates, comprises or contains a Compound, whether or not as the sole active ingredient, and in all forms, presentations, and formulations (including manner of delivery and dosage) by Context or any of its Affiliates or Sublicensees outside the Field in the Territory; (b) any material breach of this Agreement by any Context Indemnitee or any of its Affiliates; or (c) the gross negligence or willful misconduct of any Context Indemnitee except, in each case, to the extent any such Third Party Damages arise from matters for which Tyligand has an obligation to indemnify any Context Indemnitees pursuant to Section 11.1, as to which claims or Third Party Damages each Party shall indemnify the other to the extent of their respective liability for such Third Party Damages.

11.3    Conditions to Indemnification. A Person seeking indemnification under this Article 11 (the “Indemnified Party”) in respect of a Third Party Claim shall give prompt notice of such Third Party Claim to the Party from whom indemnification is sought (the “Indemnifying Party”); provided, that the Indemnified Party under this Article 11 shall permit the Indemnifying Party to control any litigation relating to such Third Party Claim and the disposition of such Third Party Claim; and further provided, that the Indemnifying Party shall (a) act reasonably and in good faith with respect to all matters relating to the settlement or disposition of such Third Party Claim as the settlement or disposition relates to such Indemnified Party and (b) not settle or otherwise resolve such claim without the prior written consent of such Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). Each Indemnified Party shall cooperate with the Indemnifying Party, at the Indemnifying Party’s expense, in its defense of any such Third Party Claim in all reasonable respects and shall have the right to be present in person or through counsel at all legal proceedings with respect to such Third Party Claim. The Indemnified Party has the right to participate, at its own expense and with counsel of its choice, at its own expense, in the defense of any claim or suit that has been assumed by the Indemnifying Party, but the Indemnifying Party will have final decision-making authority regarding all aspects of the defense. If the Parties cannot agree as to the application of Sections 11.1 or 11.2, as applicable, to any particular Third Party Claim, the Parties may conduct separate defenses of such Third Party Claim. Each Party reserves the right to claim indemnity from the other in accordance with Sections 11.1 or 11.2, as applicable upon resolution of the underlying claim, notwithstanding the provisions of this Section 11.3 requiring the Indemnified Party to tender to the Indemnifying Party the exclusive ability to defend such claim or suit.

11.4    Limited Liability. NOTWITHSTANDING ANYTHING ELSE IN THIS AGREEMENT OR OTHERWISE, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES WITH RESPECT TO ANY SUBJECT MATTER OF THIS AGREEMENT UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR (I) ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, INCLUDING LOST PROFITS OR LOST REVENUES, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 11.4 SHALL LIMIT OR RESTRICT ANY CLAIMS BROUGHT CLAIMING DAMAGES FOR A PARTY’S BREACH OF ITS OBLIGATIONS UNDER ARTICLE 7 OR ARTICLE 6 OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 11.1 OR 11.2, AS APPLICABLE, OR WITH RESPECT TO A PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

11.5    Insurance. At all times during the Term and for a period of [***] years thereafter, each Party shall maintain on an ongoing basis comprehensive general liability insurance in the minimum amount of [***] per occurrence and [***] annual aggregate combined single limit for bodily injury and property damage liability and any other insurance required by Applicable Law. Commencing not later than [***] days prior to the first use in humans of a Product and for a period of [***] thereafter, Tyligand shall obtain and maintain on an ongoing basis products liability insurance (including contractual liability coverage on Tyligand’s indemnification obligations under this Agreement) in the amount of at least [***] per occurrence and as an annual aggregate combined single limit for bodily injury and property damage liability, and any other insurance required by Applicable Law. Each Party shall procure insurance or self-insure at its own expense. It is understood that such insurance shall not be construed to create a limit of either Party’s liability with respect to its indemnification obligations under this Article 11. Each Party shall provide the other Party with written evidence of such insurance or self-insurance upon request. Each Party shall provide the other Party with written notice at least [***] days prior to the cancellation, non-renewal or material change in such insurance.

12.	MISCELLANEOUS

12.1    Dispute Resolution.

12.1.1    Executive Officers. Any and all disputes between the Parties arising out of or in connection with this Agreement will first be referred to the Executive Officers for resolution, and the Executive Officers will attempt to resolve the matter in good faith, provided that the statute of limitations will not expire during such discussions. If the Executive Officers fail to resolve such matter within [***]

Business Days after the date on which the matter is referred to the Executive Officers (unless a longer period is agreed to by the Parties), the parties shall have the right to pursue in compliance with Section 12.3.

12.1.2    Equitable Relief. Notwithstanding anything to the contrary in this Section 12, each of the Parties hereby acknowledges that a breach or threatened breach of their respective obligations under this Agreement may cause irreparable harm and that the remedy or remedies at law for any such breach may be inadequate. Each of the Parties hereby agrees that, in the event of any such breach or threatened breach, in addition to all other available remedies hereunder, either Party may apply to the arbitrators for interim injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Either Party may also, without waiving any remedy under this Agreement, seek from any court having jurisdiction any injunctive or provisional relief necessary to protect the rights or property of that Party pending the arbitration award.

12.2    Notices. All notices and communications shall be in writing, in English and delivered personally or by internationally-recognized overnight express courier providing evidence of delivery, addressed as set forth below, or by email (with confirmation of email receipt), or to such other address as may be designated from time to time. Except as otherwise expressly provided in this Agreement or mutually agreed by the Parties in writing, any notice, communication or document (excluding payment) required to be given or made shall be deemed given or made and effective upon actual receipt:

If to Tyligand:

Attn: [***]

3728 Jinke Lu, Building 1, West Wing

ZhangJiang Hitech Park

Shanghai, China

Tel.: [***]

Email: [***]

If to Context:

Attn: [***]

3675 Market St, Ste 200

Philadelphia, PA 19104

Tel: [***]

Email: [***]

12.3    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of New York (U.S.A.), without regard to the application of principles of conflicts of law that would lead to the application of the laws of another jurisdiction. The Parties agree that the exclusive and sole forum for any dispute arising under or in connection with this Agreement, its formation, validity or interpretation shall lie in the state and Federal courts located in New York, New York and the Parties agree to submit to the jurisdiction of New York, provided that either Party may seek injunctive relief for a breach of this Agreement in any court of competent jurisdiction.

12.4    Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns.

12.5    Headings. Section and subsection headings are inserted for convenience of reference only and do not form a part of this Agreement.

12.6    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and both of which, together, shall constitute a single agreement. This Agreement may be executed via facsimile or electronic signature, including via PDF or similar format.

12.7    Amendment; Waiver. This Agreement may be amended, modified, superseded or canceled, and any of the terms of this Agreement may be waived, only by a written instrument executed by each Party or, in the case of waiver, by the Party or Parties waiving compliance. The delay or failure of either Party at any time or times to require performance or to exercise any right arising out of any provisions shall in no manner affect the rights at a later time to enforce the same. No waiver by any Party of any condition or of the breach of any term contained in this Agreement, whether by conduct, or otherwise, in any one or more instances, shall be deemed to be, or considered as, a further or continuing waiver of any such condition or of the breach of such term or any other term of this Agreement.

12.8    Third Party Beneficiaries. Except as set forth in Sections 11.1 and 11.2, no Third Party (including employees of either Party) shall have or acquire any rights by reason of this Agreement.

12.9    Purposes and Scope. Nothing in this Agreement shall be construed (a) to create or imply a general partnership between the Parties, (b) to make either Party the agent of the other for any purpose, (c) to alter, amend, supersede or vitiate any other arrangements between the Parties with respect to any subject matter not covered hereunder, (d) to give either Party the right to bind the other, (e) to create any duties or obligations between the Parties except as expressly set forth herein, or (f) to grant any direct or implied licenses or any other rights other than as expressly set forth herein.

12.10    Assignment and Successors. Neither this Agreement nor any obligation of a Party hereunder may be assigned by either Party without the written consent of the other which consent shall not be unreasonably withheld, conditioned or delayed, except that each Party may assign this Agreement and the rights, obligations and interests of such Party (a) in whole or in part, to any of its Affiliates, provided that the assigning Party shall remain liable and responsible to the non-assigning Party for the performance and observance of all such duties and obligations by such Affiliate, or (b) in whole, but not in part, to any purchaser of all or substantially all of its assets or all or substantially all of its assets to which this Agreement relates or shares representing a majority of its common stock voting rights or to any successor corporation resulting from any merger, consolidation, share exchange or other similar transaction; provided, that, the acquiring party expressly assumes this Agreement in writing. Any purported assignment in violation of this Section 12.10 shall be void. In the event of any purchase of any assets of Context or any of its Affiliates to which this Agreement relates, purchase of any shares representing a majority of Context’s or any of its Affiliate’s common stock voting rights, or any merger, consolidation, share exchange or other similar transaction of Context or any of its Affiliates, the licenses granted herein to Tyligand shall survive. The rights granted to Tyligand hereunder shall be binding on any party to any purchase of any assets of Context or any of its Affiliates to which this Agreement relates, purchase of any shares representing a majority of Context’s or any of its Affiliate’s common stock voting rights, or any merger, consolidation, share exchange or other similar transaction of Context or any of its Affiliates. The terms and conditions of this Agreement shall be binding upon and inure to the benefit of the permitted successors and assigns of the Parties.

12.11    Force Majeure. Neither Tyligand nor Context shall be liable for failure of or delay in performing obligations set forth in this Agreement, and neither shall be deemed in breach of its obligations, if such failure or delay is due to a Force Majeure. In the event of such Force Majeure, the Party affected shall use commercially reasonable efforts to cure or overcome the same and resume performance of its obligations hereunder. Notice of a Party’s failure or delay in performance due to Force Majeure must be given to the other Party within [***] days after its occurrence. All dates under this Agreement that have been affected by Force Majeure shall be tolled for the duration of such Force Majeure. If a Force Majeure persists for more than [***] days, then the Parties will discuss in good faith the modification of the Parties’ obligations under this Agreement in order to mitigate the delays caused by such Force Majeure.

12.12    Interpretation. The Parties hereto acknowledge and agree that: (a) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) the rules of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to each Party and not in a favor of or against either Party, regardless of which Party was generally responsible for the preparation of this Agreement. In addition, unless a context otherwise requires, wherever used, the singular shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, the word “or” is used in the inclusive sense (and/or) and the word “including” is used without limitation and means “including without limitation”. Unless otherwise specified, references in this Agreement to any Article shall include all Sections, subsections and paragraphs in such Article, references to any Section shall include all subsections and paragraphs in such Section, and references in this Agreement to any subsection shall include all paragraphs in such subsection.

12.13    Integration; Severability. This Agreement sets forth the entire agreement with respect to the subject matter hereof and thereof and supersedes all other agreements and understandings between the Parties with respect to such subject matter, except such terms set forth in the Process Development Agreement which shall apply according to the terms set forth therein. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties with respect to the subject matter of this Agreement other than as are set forth in this Agreement and any other documents delivered pursuant hereto or thereto. If any provision of this Agreement is or becomes invalid or is ruled invalid by any court of competent jurisdiction or is deemed unenforceable, it is the intention of the Parties that the remainder of the Agreement shall not be affected.

12.14    Further Assurances. Each of Context and Tyligand, upon the request of the other Party, whether before or after the Effective Date and without further consideration, will do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged or delivered all such reasonable further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney, instruments and assurances as may be reasonably necessary to effect complete consummation of the transactions contemplated by this Agreement, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement. The Parties agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

12.15    Intellectual Property. The Parties acknowledge and agree that the licenses granted by the Parties and all other rights granted under or pursuant to this Agreement are and shall otherwise be deemed to be, for purposes of Section 365(n) of the Bankruptcy Code (or analogous provisions of the bankruptcy laws of any Governmental Authority), licenses of rights to “intellectual property” as defined under Section 101(35A) of the Bankruptcy Code (or analogous foreign provisions), and that this Agreement is an executory contract governed by Section 365(n) of the Bankruptcy Code (or analogous foreign provisions) in the event that a bankruptcy proceeding is commenced involving a Party (the “Bankrupt Party”). The Parties agree that the Party that is not subject to such bankruptcy proceeding (the “Non-Bankrupt Party”), as a licensee of such rights under this Agreement, will retain and may fully exercise all of its rights and elections under the Bankruptcy Code. The Parties further agree that that upon commencement of a bankruptcy proceeding by or against the Bankrupt Party under the Bankruptcy Code, the Non-Bankrupt Party will be entitled to a complete duplicate of, or complete access to (as the Non-Bankrupt Party deems appropriate), all such intellectual property and all embodiments of such intellectual property. Such intellectual property and all embodiments of such intellectual property will be promptly delivered to the Non-Bankrupt Party (i) upon any such commencement of a bankruptcy proceeding and upon written request by the Non-Bankrupt Party, unless the Bankrupt Party elects to continue to perform all of its obligations under this Agreement, or (ii) if not delivered under (i) above, upon the rejection of this Agreement by or on behalf of the Bankrupt Party and upon written request by the Non-Bankrupt Party, the Bankrupt Party (in any capacity, including debtor-in-possession) and its successors and assigns (including any trustee) agrees not to interfere with the exercise by the Non-Bankrupt Party or its Affiliates of its rights and licenses to such intellectual property and such embodiments of intellectual property in accordance with this Agreement, and agrees to reasonably assist the Non-Bankrupt Party and its Affiliates in obtaining such intellectual property and such embodiments of intellectual property in the possession or control of Third Parties as reasonably necessary or desirable for the Non-Bankrupt Party to exercise such rights and licenses in accordance with this Agreement. The foregoing provisions of this Section 12.15 are without prejudice to any other rights the Parties may have arising under the Bankruptcy Code or other Applicable Laws.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives to be effective as of the Effective Date.

CONTEXT THERAPEUTICS LLC

By:	/s/ Martin Lehr
Name:	Martin Lehr
Title:	CEO

TYLIGAND BIOSCIENCE (SHANGHAI) LIMITED

By:	/s/ Tony Y. Zhang
Name:	Tony Y. Zhang
Title:	CEO

SCHEDULE 1

[***]

SCHEDULE 2

[***]